06003401

AB 2/28/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50882

SEC MAIL RECEIVED FEB 24 2006 WASH. D.C. 185 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charter New England Agency, Inc.

OFFICIAL USE ONLY
44914
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 North Main Street
(No. and Street)

Concord (City) New Hampshire (State) 03302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia W Sanford (603) 224-1350 x333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf and Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110-2320 (Zip Code)

PROCESSED
MAR 29 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cynthia W. Sanford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charter New England Agency, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO and Treasurer

Title

Notary Public

KATHRYN M. WOODFIN
Notary Public - New Hampshire
My Commission Expires October 6, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

None Found

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

CHARTER NEW ENGLAND AGENCY, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

Years Ended December 31, 2005 and 2004

TABLE OF CONTENTS

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400

1500 Main Street • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149

www.wolfandco.com

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Charter New England Agency, Inc.
Concord, New Hampshire

We have audited the accompanying statements of financial condition of Charter New England Agency, Inc. as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter New England Agency, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 (Computation of Net Capital under Rule 15c3-1 at December 31, 2005 and 2004) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
January 13, 2006

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400

1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149

www.wolfandco.com

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

ASSETS

	2005	2004
Cash and cash equivalents	$ 93,310	$161,563
Accounts receivable	19,142	-
Receivables from related parties	28,953	5,017
Furniture and equipment, net	1,944	916
Prepaid expenses and other assets	16,497	7,546
	$159,846	$175,042

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Accounts payable and accrued expenses	$ 30,883	$ 31,553
Total liabilities	30,883	31,553
Stockholder's equity:		
Common stock; $1 par value, 5,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	744,044	694,044
Accumulated deficit	(616,081)	(551,555)
Total stockholder's equity	128,963	143,489
	$159,846	$175,042

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENTS OF OPERATIONS

Years Ended December 31, 2005 and 2004

	2005	2004
Operating revenues:		
Underwriting fees and commissions	$ 742,890	$ 684,762
Interest income	1,994	2,201
Other income	1,304	507
Total operating revenue	746,188	687,470
Operating expenses:		
Commissions	533,356	460,338
Employment expenses	254,839	152,397
Regulatory and professional fees	11,150	11,070
General and administrative expenses	43,222	23,354
Total operating expenses	842,567	647,159
Income (loss) before income taxes	(96,379)	40,311
Income tax expense (benefit)	(31,853)	14,341
Net income (loss)	$ (64,526)	$ 25,970

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2003	$ 1,000	$699,000	$ (551,555)	$ 148,445
Net income	-	-	25,970	25,970
Dividends paid	-	(4,956)	(25,970)	(30,926)
Balance, December 31, 2004	1,000	694,044	(551,555)	143,489
Net loss	-	-	(64,526)	(64,526)
Capital contributions from Charter Holding Corporation	-	50,000	-	50,000
Balance, December 31, 2005	$ 1,000	$744,044	$ (616,081)	$ 128,963

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income (loss)	$ (64,526)	$ 25,970
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	568	425
Net change in:		
Accounts receivable	(19,142)	-
Receivables from related parties	(23,936)	67,219
Prepaid expenses and other assets	(8,951)	(435)
Accounts payable and accrued expenses	(670)	14,971
Net cash provided (used) by operating activities	(116,657)	108,150
Cash flows from investing activities:		
Purchase of furniture and equipment	(1,596)	(895)
Net cash used by investing activities	(1,596)	(895)
Cash flows from financing activities:		
Capital contribution from Charter Holding Corporation	50,000	-
Dividends paid	-	(30,926)
Net cash provided (used) by financing activities	50,000	(30,926)
Net change in cash and cash equivalents	(68,253)	76,329
Cash and cash equivalents at beginning of year	161,563	85,234
Cash and cash equivalents at end of year	$ 93,310	$ 161,563

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

1. DESCRIPTION OF BUSINESS

Charter New England Agency, Inc. ("CNEA") is a 100% owned subsidiary of Charter Holding Corp. ("Charter"). CNEA is a limited broker-dealer registered with the Securities and Exchange Commission and incorporated under the laws of the State of New Hampshire, which markets life insurance, mutual funds and variable annuities through another registered broker-dealer, and under a marketing agreement with four affiliated banks within the state of New Hampshire.

The Company introduces all transactions and accounts of customers to another registered broker/dealer that carries such accounts on a fully disclosed basis. The Company does not receive customer securities or customer funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Charter New England Agency's financial statements have been prepared using accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash and an interest-bearing money market account with a bank.

Furniture and equipment

Furniture and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Revenue recognition

Underwriting fees and commissions earned (and related expenses) from the distribution and sale of life insurance, annuities and mutual fund shares are recorded on a trade date basis.

Advertising costs

Advertising costs are expensed as incurred.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income taxes

CNEA is a party to the federal tax sharing agreement by and among Charter and its subsidiaries in which income taxes are allocated on a pro rata basis based on each company's contribution to the consolidated group's taxable income or loss. CNEA files a separate New Hampshire state income tax return.

Employee benefit plan

Certain employees of CNEA participate in a qualified 401(k) plan sponsored and administered by Charter Trust Company, a wholly-owned subsidiary of Charter. All employees who are 18 years of age or more are eligible to enroll in the plan. The plan allows employees to contribute to the plan through salary reductions a percentage of salary, subject to certain limits based on federal tax laws. For employees with six months of service, CNEA has elected to contribute a matching amount of up to 3% of annual compensation of each participant. Employer matching contributions for the years ended December 31, 2005 and 2004 amounted to \$5,860 and \$4,957, respectively. Employer matching contributions are vested ratably over a five-year period.

3. FURNITURE AND EQUIPMENT

The cost and accumulated depreciation of furniture and equipment at December 31, is as follows:

	2005	2004
Furniture and fixtures	\$ 2,609	\$ 2,023
Office equipment	1,905	895
Computer software	1,816	1,816
	6,330	4,734
Less accumulated depreciation	(4,386)	(3,818)
Furniture and equipment, net	\$ 1,944	\$ 916

For the years ended December 31, 2005 and 2004, depreciation expense amounted to \$568 and \$425 respectively, and is included in general and administrative expenses.

4. INCOME TAXES

The components of the current income tax receivable (liability), included in receivables from related parties and accounts payable and accrued expenses, respectively, in the accompanying balance sheets, are as follows at December 31:

	2005	2004
Current:		
Federal	$ 14,578	$ (13,446)
State	257	(310)
	$ 14,835	$ (13,756)

The effective tax rates for the years ended December 31, 2005 and 2004 are 33.0% and 35.6%, respectively, and differ from the statutory rate of 34% due primarily to the state taxes.

There are no deferred tax assets or liabilities at December 31, 2005 and 2004.

5. CAPITAL AND RESERVE REQUIREMENT INFORMATION

As a broker-dealer registered with the Securities and Exchange Commission, CNEA is subject to certain rules regarding minimum net capital. Charter New England Agency operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital and resultant ratios for CNEA at December 31 are as follows:

	2005	2004
Aggregate indebtedness	$ 30,883	$ 31,553
Net capital	62,734	130,010
Ratio of aggregate indebtedness to net capital	.49 to 1.0	.24 to 1.0

Based on its aggregate indebtedness on each date, CNEA's minimum required net capital amounted to $5,000 at December 31, 2005 and 2004.

The operations of CNEA do not include the physical handling ("possession and control") of securities or the maintenance of open customer accounts. Accordingly, CNEA is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by section (k)(2)(ii) of such rule.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

NOTES TO FINANCIAL STATEMENTS (Concluded)

6. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the year ended December 31 are comprised of the following:

	2005	2004
Rent - office and equipment	$ 12,168	$ -
Insurance	5,513	9,143
Travel, training and entertainment	7,062	2,901
Dues and subscriptions	6,557	3,857
Outside payroll services	3,349	3,047
Postage	2,720	992
Office supplies	2,206	1,856
Miscellaneous	3,647	1,558
	$ 43,222	$ 23,354

7. RELATED PARTY TRANSACTIONS

Receivables from related parties

Receivables from related parties were as follows as of December 31.

	2005	2004
Taxes receivable from parent	$ 14,835	$ -
Other receivables	14,118	5,017
	$ 28,953	$ 5,017

Management fee

CNEA has an agreement with Charter Trust Company ("CTC") whereby in lieu of commissions, CNEA collects a monthly management fee from CTC in consideration of performing certain administrative functions and providing employee services. Amounts earned under this agreement totaled $50,000 and $54,000 for the years ended December 31, 2005 and 2004, respectively, and are reflected as a reduction in employment expenses.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of December 31, 2005 and 2004

Net capital	2005	2004
Total stockholder's equity, allowable for purposes of net capital computation	$128,963	$143,489
Less nonallowable assets:		
Accounts receivable	19,142	-
Receivables from related parties	28,953	5,017
Furniture and equipment, net	1,944	916
Prepaid expenses and other assets	16,497	7,546
Net capital	$ 62,427	$130,010
Aggregate indebtedness		
Total liabilities included in statement of financial condition	$ 30,883	$ 31,553
Aggregate indebtedness	$ 30,883	$ 31,553
Minimum net capital required to be maintained	$ 5,000	$ 5,000
Net capital in excess of minimum requirements	$ 57,427	$125,010
Ratio of aggregate indebtedness to net capital	.49 to 1.0	.24 to 1.0

Note A – Reconciliation of the unaudited FOCUS Report

There were no material differences between the amounts appearing above and those reported by CNEA in Part II-A of the unaudited FOCUS Report on Form X-17a-5 at December 31, 2005 and 2004.

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

Report of Independent Accountants
on Internal Control Required by SEC Rule 17a-5 for a
Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors and Stockholder of
Charter New England Agency, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Charter New England Agency, Inc. ("CNEA") for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by CNEA including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because CNEA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by CNEA in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

The management of CNEA is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which CNEA has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that CNEA's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
January 13, 2006